SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________
FORM 6-K
REPORT OF A FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934
For November 2011
Commission File Number 0-28800
______________________
DRDGOLD Limited
Quadrum Office Park
Building 1
50 Constantia Boulevard
Constantia Kloof Ext 28
Roodepoort, South Africa, 1709
(Address of principal executive offices)
______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form
20-F or Form 40-F.
Form 20-F              Form 40-F
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
Securities Exchange Act of 1934.
Yes              No
If ''Yes'' is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): N/A

Attached to the Registrant Form 6-K filing for the month of November 2011, incorporated by reference herein:
Exhibit
99.1     Release dated November 11, 2011, entitled “TERMINATION OF BUSINESS RESCUE
            PROCEEDINGS IN RESPECT OF BLYVOORUITZICHT GOLD MINING COMPANY
            LIMITED (“BLYVOOR”) AND CONTINUATION OF CAUTIONARY
            ANNOUNCEMENT”.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
DRDGOLD LIMITED
Date: November 11, 2011 By: /s/ Themba Gwebu
Name: Themba Gwebu
Title: Company Secretary

Exhibit 99.1
DRDGOLD LIMITED
(Incorporated in the Republic of South Africa)
(Registration number 1895/000926/06)
JSE share code: DRD
ISIN: ZAE000058723
Issuer code: DUSM
Nasdaq trading symbol: DROOY
(“DRDGOLD” or “Company”)
TERMINATION OF BUSINESS RESCUE PROCEEDINGS IN RESPECT OF
BLYVOORUITZICHT GOLD MINING COMPANY LIMITED (“BLYVOOR”) AND
CONTINUATION OF CAUTIONARY ANNOUNCEMENT
DRDGOLD shareholders (“Shareholders”) are referred to the announcement published by the
Company on 23 June 2011, wherein Shareholders were advised that Blyvoor’s board of directors had resolved to place Blyvoor under business rescue proceedings (“Business Rescue
Proceedings”) in terms of Chapter 6 of the Companies Act, No. 71 of 2008 (“Act”). Shareholders
are hereby further advised that the Business Rescue Practitioner (“BRP”), appointed to oversee
Blyvoor during the Business Rescue Proceedings, has concluded that there are no longer reasonable grounds to believe that Blyvoor is financially distressed as envisaged in Chapter 6 of the Act.
Accordingly, the BRP filed a notice of termination of Business Rescue Proceedings with the
Companies and Intellectual Property Commission on 10 November 2011, thereby immediately terminating the Business Rescue Proceedings (“Termination”).
Furthermore, Shareholders are referred to the announcement published by the Company on 8 November 2011 ("Announcement"), wherein Shareholders were informed that DRDGOLD had, on a non-binding and in-principle basis, accepted a non-binding expression of interest (“EOI”)
from Village Main Reef Limited (“Village”) to acquire all of DRDGOLD’s interests in Blyvoor
(“Blyvoor Transaction”). The EOI contained certain conditions precedent in respect of the
Blyvoor Transaction, which included, inter alia, the requirement that the Business Rescue
Proceedings be terminated to the satisfaction of Village.
DRDGOLD today informed Village of the Termination and, although Village still has to confirm whether the

Termination satisfies the relevant condition precedent to Blyvoor Transaction, the Termination represents an important step towards the potential implementation of the Blyvoor Transaction.
CONTINUATION OF CAUTIONARY ANNOUNCEMENT
Shareholders are referred to the further cautionary announcement contained in the Announcement and are advised that the negotiations referred to in that announcement continue, the outcome of which may have a material effect on the price of DRDGOLD’s securities.
Accordingly, Shareholders are advised to continue exercising caution when dealing in
DRDGOLD’s securities until a further announcement is made.
Roodepoort
11 November 2011
Corporate Advisor and Sponsor: One Capital
Attorneys: Cliffe Dekker Hofmeyr Inc.